NORDIC AMERICAN TANKER SHIPPING LIMITED

2006 ANNUAL REPORT TO SHAREHOLDERS

BUSINESS

General

Nordic American Tanker Shipping Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd. ("BP Shipping"), for a period of seven years. BP Shipping redelivered the three vessels to the Company in September 2004, October 2004 and November 2004, respectively. We have continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms up through September and October 2007, respectively. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC ("Gulf Navigation"), of Dubai, United Arab Emirates for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. Our fourth vessel was delivered to us in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessel in November 2006 and our twelfth vessel in December 2006. We are currently operating eleven of our twelve vessels in the spot market or on spot market related charters.

Our Fleet

Our fleet consists of twelve modern double-hull Suezmax tankers. The following chart provides information regarding each vessel, including its employment status.

Vessel	Yard	Year Built	Dwt(1)	Employment Status (Expiration Date)	Flag
Gulf Scandic	Samsung	1997	151,475	Bareboat (Nov. 2009)	Isle of Man
Nordic Hawk	Samsung	1997	151,475	TC/spot(2) (Oct. 2007)	Bahamas
Nordic Hunter	Samsung	1997	151,400	TC/spot(2) (Oct. 2007)	Bahamas
Nordic Freedom	Daewoo	2005	163,455	Spot (Jul. 2007)	Bahamas
Nordic Voyager	Dalian New	1997	149,591	Spot	Norway
Nordic Fighter	Hyundai	1998	153,328	Spot	Norway
Nordic Discovery	Hyundai	1998	153,328	Spot	Norway
Nordic Saturn	Daewoo	1998	157,332	Spot	Marshall Islands
Nordic Jupiter	Daewoo	1998	157,411	Spot	Marshall Islands
Nordic Apollo	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Cosmos	Samsung	2002	159,998	Spot	Marshall Islands
Nordic Moon	Samsung	2003	159,999	Spot	Marshall Islands

(1) Scantling draft is the maximum draft at which a vessel complies with the governing strength requirements of classification societies.
(2) TC/spot = Time Charter on spot market related terms.

OUR CHARTERS

We operate our vessels on bareboat charters, time charters and in the spot market. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate eleven of our twelve vessels in the spot market or on spot market related time charters although we may consider charters at fixed rates depending on market conditions.

Bareboat Charters

We have chartered one of our vessels (Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years terminating in the fourth quarter of 2009 subject to two one-year extensions at Gulf Navigation's option. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Time Charters

We have chartered two of our vessels (Nordic Hawk and Nordic Hunter) under spot market related charters to BP Shipping for a period of three years each, terminating between September 1, 2007 and October 31, 2007. The amount of charterhire payable under these charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two specific routes, less 5%. The charterhire is payable to us monthly. Under these time charters, BP Shipping is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot Charters

During the year we have temporarily operated several vessels (Nordic Freedom, Nordic Apollo, Nordic Cosmos and Nordic Moon) in the spot market, other than in pooling arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Pooling Arrangements

We currently operate nine of our vessels (Nordic Voyager, Nordic Discovery, Nordic Fighter, Nordic Saturn, Nordic Freedom, Nordic Jupiter, Nordic Apollo, Nordic Cosmos and Nordic Moon) in spot market pools with other vessels that are not owned by us. These pools are managed and operated by third party pool administrators. The pool administrator of each pool has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and bunker (fuel oil) purchasing for the vessels. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The pool vessels are operated in the spot market by the pool administrators.

THE 2006 TANKER MARKET

Despite the high fleet growth and bottlenecks within the oil sector, 2006 was the third strongest tanker market since 1973, surpassed only by the two previous years. The peak year was 2004, while 2005 was only marginally stronger than 2006.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity. A tanker's carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier ("VLCC"), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of $56,000 per day, a marginal increase from $55,000 per day in 2005. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $48,000 per day, unchanged from 2005. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $38,000 per day compared with $40,000 per day in 2005.

On an annual average basis, the tanker fleet increased by 6.5% from 2005 to 2006. Deliveries of new tankers reached 23 million dwt, down from 28 million dwt in 2005. Scrapping amounted to 3.2 million dwt. No VLCCs or Suezmaxes were sold for scrapping; however 13 Aframaxes and 52 smaller tankers were reported sold for scrapping. The average scrapping age for all tankers was 26.0 years compared with 27.5 years in 2005. It has further been recorded 2.2 million dwt or 14 tankers for conversions, of these 4 VLCCs and 5 Suezmaxes.

Estimates indicate an increase in seaborne oil trade of 2.5% from 2005 to 2006 and a strong increase in the average transport distance, driven by China. The trade growth in ton-mile terms is estimated at approximately 4%. There have also been some additional factors contributing to the tonnage demand growth. Among these factors a reduction in the productivity of single-hull tankers (in 2006 single hull accounted for about 30% of the total fleet) was the most important one. There was also a wide use of tankers for floating storage in the massive oil stockbuilding period in the summer of 2006, which withdrew transport capacity from active trading. Including these additional factors tonnage demand growth increased by approximately 6%, resulting in a drop in capacity utilization from 89.0% in 2005 to 88.5% in 2006.

After the strong 4% growth in oil consumption in 2004, oil production capacity has been basically fully utilized. With continued high economic growth in 2005 and 2006, capacity constraints have reduced the growth in oil consumption to only 1.5% in 2005 and 1.0% in 2006 and has driven crude oil prices up to $65 per barrel for Brent dated as an average for 2006, up 20% from the year before. Again non-OPEC producers did not meet expectations and their production increased only marginally. The fear of another active hurricane season in the US Gulf combined with geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to build oil stocks throughout the summer. OPEC contributed significantly to this stockbuilding through higher oil production from the spring to late summer. Most of this rise in output came from the Middle East. Tanker freight rates rose to very high levels in the summer months, which are normally the weakest period of the year.

Due to a mild hurricane season and lessened geopolitical uncertainty, oil prices fell from $76 per barrel in August to $56 per barrel in October. For OPEC it was of great importance to prevent an uncontrolled price dive and it therefore decided to cut production, in which resulted in lower freight rates.

Sale and purchase activity during 2006 was marginally lower than in 2005 with some 325 reported sales within the segments listed in our monthly report. Values for double hull tankers have on average increased by 4%, whereas single hull tankers have fallen by 14% on average. Greek players have dominated the market, followed by Norwegian and Far East buyers.

According to Oil and Gas Journal, the Middle East had 56.1% of the world's proven oil reserves in January 2007, which will continue to drive long and medium haul seaborne transportation. Middle East supplied approximately 30% of total world oil production. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and oil consumers means that such a trend would boost ton-miles (the product of volumes and transport distances) and may be beneficial for tanker demand.

A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990 (OPA), International Maritime Organization (IMO), protocols and Classification Society procedures, demanding higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels.

OUR CREDIT FACILITY

In September 2005, we entered into a $300 million revolving credit facility, which we refer to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced our previous credit facility from October 2004, a portion of which was set to mature in October 2005. The 2005 Credit Facility matures in September 2010.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility commitment is guaranteed by the lender and the Company has no repayment obligation during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We are obligated to pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2006, we increased our 2005 Credit Facility to $500 million; the other material terms of the 2005 Credit Facility were not amended. At the date of this report we have drawn $173.5 million from this facility.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

	Year ended December 31,		
All figures in USD '000	**2006**	**2005**	**Variance**
Voyage Revenue	175,520	117,110	
Voyage Expenses	(40,172)	(30,981)	
Net Voyage Revenues	**135,348**	**86,129**	**57.1%**
Vessel Operating Expense	(21,102)	(11,221)	88.1%
General and Administrative Expenses	(12,750)	(8,492)	50.1%
Depreciation Expense	(29,254)	(17,529)	66.9%
Net Operating Income	**72,242**	**48,887**	**47,8%**
Interest Income	1,602	850	88.5%
Interest Expense	(6,339)	(3,454)	83.5%
Other Financial (Expense) Income	(112)	34	
Net Profit for the Year	**67,393**	**46,317**	**45.5%**
Revenue days	3,264	2,193	48.8%

Our net voyage revenues increased from $86.1 million for year ended December 31, 2005 to $135.3 million for year ended December 31, 2006, an increase of 57.1%. The increase in net voyage revenues was primarily due to the expansion of the fleet resulting in an increase in the number of revenue days by 48.8%. The Company took delivery of one vessel in April 2006, two vessels in November 2006 and one vessel in December 2006.

Vessel operating expenses were $21.1 million for the year ended December 31, 2006 compared to $11.2 million for the year ended December 31, 2005. The increase is primarily due to the addition of four vessels as described above. The average operating expenses for the vessels were approximately $7,200 per day per vessel during fiscal year 2006 compared to $6,200 per day per vessel for the fiscal year 2005. The increase in daily operating expenses is primarily due to an industry wide price increase on the vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs.

General and administrative expenses were $12.8 million for fiscal year 2006 compared to $8.5 million for the fiscal year 2005. The increase in general and administrative expenses was primarily due to a non-cash charge related to stock-based compensation to, our manager, Scandic American Shipping Ltd. (the "Manager") of $6.3 million associated with the two follow-on offerings in 2006 compared to $3.6 million for the one follow-on offering in 2005. For further details of the agreement we refer you to the section "The Management Agreement" on page 6 and Note 5 for further details of the general and administrative expenses.

Depreciation expense was $29.3 million for fiscal year 2006 compared to $17.5 million for the fiscal year of 2005. The increase is primarily due to the addition of four vessels as described above.

Net operating income for the fiscal year 2006 increased 47.8% compared to fiscal year 2005 from $48.9 million to $72.2 million primarily due to increased revenues offset by increased costs as described above.

Interest income was $1.6 million for the year ended December 31, 2006 compared to $0.8 million for the year ended December 31, 2005. The increase is primarily due to excess cash in interim periods in connection with the two follow-on offerings and the timing subsequent payments for vessels acquired during 2006.

Interest expense was $6.3 million for fiscal year 2006 compared to $3.4 million for the fiscal year of 2005. The increase is primarily due to the expansion of the fleet. Our policy is to maintain a debt level of approximately $15 million per vessel in the current market conditions.

Liquidity and Capital Resources

Cash flows provided by operating activities increased by 109.7% in fiscal year 2006 to $107.1 million from $51.1 million in fiscal year 2005 primarily due to the addition of four vessels as described above.

Cash flows provided by financing activities decreased 8.1% in fiscal year 2006 to $208.2 million compared to $226.6 million in fiscal year 2005. The net decrease was attributable to (i) proceeds from two follow-on offerings of $288.3 million, (ii) net proceeds from drawdowns under the 2005 Credit Facility of $43.5 million offset by (iii) dividends paid of $122.6 million, and (iv) the payment of credit facility costs of $0.6 million related to the increase in the 2005 Credit Facility from $300 million to $500 million.

Cash flows used in investing activities increased by 8.0% in fiscal year 2006 to $317.8 million compared to $294.1 million in fiscal year 2005. The increase was primarily due to higher vessel acquisition costs in fiscal year 2006 compared to fiscal year 2005.

Management is of the opinion that working capital is sufficient for the Company's present requirements.

Dividend payment

Total dividends paid in 2006 were $122.6 million or $5.85 per share. The quarterly dividend payments per share in 2006, 2005 and 2004 were as follows:

Period	2006	2005	2004
1st Quarter	$1.88	$1.62	$1.15
2nd Quarter	1.58	1.15	1.70
3rd Quarter	1.07	0.84	0.88
4th Quarter	1.32	0.60	1.11
Total USD	**$5.85**	**$4.21**	**$4.84**

The dividend paid out each quarter is based on the results of the previous quarter.

The Company declared a dividend of $1.00 per share in respect of the fourth quarter of 2006 which was paid to shareholders in March 2007. In addition, the Company declared a dividend of $1.24 per share in respect of the first quarter of 2007 which will be paid to shareholders in May 2007.

THE MANAGEMENT AGREEMENT

Under the Management Agreement the Manager has the daily commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established and directed from time to time by the Board of Directors. All decisions of a material nature concerning our business are reserved to the Board of Directors. The Management Agreement will terminate on June 30, 2019, unless terminated earlier pursuant to its terms or extended by the parties following mutual agreement.

For its services under the Management Agreement, the Manager is reimbursed for all its costs incurred plus a management fee equal to $100,000 per annum. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, in 2004, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and instead the Company issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from the date of issuance.

COMMERCIAL AND TECHNICAL MANAGEMENT AGREEMENTS

We have entered into a commercial management agreement with Teekay Chartering Limited ("Teekay"), an affiliate of Teekay Shipping Corporation for the Nordic Freedom which is operated in a pool with other Teekay-controlled Suezmax tankers. Under the supervision of the Manager, Teekay's duties include seeking and negotiating charters for this vessel.

We have entered into a commercial management agreement with the Swedish based Stena Bulk AS ("Stena"), for the Nordic Voyager, the Nordic Cosmos and the Nordic Moon, which are operated in a pool with other Stena-controlled Suezmax tankers. Under the supervision of the Manager, Stena's duties in the pool include seeking and negotiating charters for these vessels.

We have entered into a commercial management agreement with Frontline Management ASA ("Frontline") for the Nordic Fighter, the Nordic Discovery and the Nordic Apollo, which are operated in a pool with other Frontline controlled Suezmax tankers. Under the supervision of the Manager, Frontline's duties in the pool include seeking and negotiating charters for these vessels.

We have entered into a commercial management agreement with the U.S. based OMI Corporation ("OMI") for the Nordic Saturn and the Nordic Jupiter, which are operated in a pool with other OMI-controlled Suezmax tankers. Under the supervision of the Manager, OMI's duties in the pool include seeking and negotiating charters for these vessels.

We have entered into a technical management agreement for the Nordic Hawk, the Nordic Hunter, the Nordic Voyager, the Nordic Freedom and the Nordic Saturn with Teekay Marine Services AS under the supervision of the Manager.

We have entered into a technical management agreement for the Nordic Fighter, the Nordic Discovery, the Nordic Apollo, the Nordic Cosmos and the Nordic Moon with V.Ships Norway AS ("V.Ships"). V.Ships is a marine service group that provides ship management and related services to a managed fleet of some 650 vessels worldwide.

We have entered into a technical management agreement for the Nordic Jupiter with OMI Marine Services under the supervision of the Manager.

Compensation under the commercial and technical management agreements is in accordance with industry standards.

The Company has decided to consolidate its technical operating functions. The ship management firm of V.Ships is expected to manage 10 of the Company's vessels later in 2007. V.Ships currently is technically managing five of the Company's vessels. This consolidation will facilitate crew rotation among the vessels which together with economies of scale should result in cost improvements.

SHAREHOLDERS' RIGHT PLAN

The Board of Directors has adopted a shareholder rights plan designed to enable the Company to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. The Company believes that the shareholder rights plan will enhance the Board's negotiating power on behalf of shareholders in the event of a coercive offer or proposal. The Company is not currently aware of any such offers or proposals, and adopted the plan as a matter of prudent corporate governance.

The terms of the shareholder rights plan are set forth in the Company's Form 8-A filed with the Securities and Exchange Commission on February 14, 2007. Rights under the plan were issued to shareholders of record as of the close of business on February 27, 2007.

COMPENSATION OF DIRECTORS AND OFFICERS

From January 1, 2006 to November 30, 2006, the six non-employee directors received, in the aggregate, approximately $250,000 in cash fees for their services as directors. From December 1, 2006 the six non-employee Directors received in cash a fee at the annual rate of $60,000. The members of the Audit Committee receive an additional annual cash retainer of $10,000 each per year. The Chairman of the Audit Committee receives an additional annual cash retainer of $5,000. We do not pay director fees to employee directors. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with serving on our Board of Directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

EMPLOYMENT AGREEMENTS

We have an employment agreement with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, and Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2006 was approximately $1.1 million. The aggregate compensation of our executive officers is expected to be approximately $1.2 million during 2007. On certain terms, the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months' written notice to the other party.

In May 2007, the Board of Directors decided to implement a Pension Plan for the Chairman, President & CEO. The features of such a plan are expected to be in place during the second half of 2007. The Chairman, President & CEO has no plans to retire from his present position.

2004 STOCK INCENTIVE PLAN

Under the terms of the Company's 2004 Stock Incentive Plan (the "Plan"), the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2005 the Company granted for the first time, under the terms of the Company's Plan, an aggregate of 320,000 stock options. These options will vest in equal instalments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006.

MAY 18, 2007

NORDIC AMERICAN TANKER
SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS

Deloitte.

Deloitte AS
Karenslyst allé 20
Postboks 347 Skøyen
0213 Oslo

Telefon: 23 27 90 00
Telefax: 23 27 90 01
www.deloitte.no

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte AS

May 18, 2007

STATEMENTS OF OPERATIONS

All figures in USD '000, except share data

	Notes	Year Ended December 31, 2006	2005	2004
Voyage Revenues	3	175,520	117,110	67,452
Voyage Expenses		(40,172)	(30,981)	(4,925)
Vessel Operating Expenses - excluding depreciation expense presented below		(21,102)	(11,221)	(1,977)
General and Administrative Expenses	2, 5, 7	(12,750)	(8,492)	(10,852)
Depreciation Expense	6	(29,254)	(17,529)	(6,918)
Net Operating Income		**72,242**	**48,887**	**42,780**
Interest Income		1,602	850	143
Interest Expense	9	(6,339)	(3,454)	(1,971)
Other Financial (Expense) Income		(112)	34	(136)
Total Other Expense		**(4,849)**	**(2,570)**	**(1,964)**
Net Income before Tax		**67,393**	**46,317**	**40,816**
Tax Expense		0	0	0
Net Income for the Year		**67,393**	**46,317**	**40,816**
Basic Earnings per Share		3.14	3.03	4.05
Diluted Earnings per Share		3.14	3.03	4.05
Basic Weighted Average Number of Common Shares Outstanding		21,476,196	15,263,622	10,078,391
Diluted Weighted Average Number of Common Shares Outstanding		21,476,196	15,263,622	10,078,391

The footnotes are an integral part of these financial statements.

BALANCE SHEETS

All figures in USD '000, except share data

	Notes	December 31, 2006	December 31, 2005
ASSETS			
Current Assets			
Cash and Cash Equivalents		11,729	14,240
Accounts Receivable, net $0 allowance at December 31, 2006 and 2005	3	13,417	19,557
Voyages in Progress		7,853	2,446
Prepaid Expenses and Other Assets	4	11,479	3,147
Total Current Assets		**44,478**	**39,390**
Long-term Assets			
Vessels, Net	6	752,478	463,933
Other Long-term Assets		3,224	2,521
Total Long-term Assets		**755,702**	**466,454**
Total Assets		**800,180**	**505,844**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable		3,006	1,562
Deferred Revenue	10	537	537
Accrued Liabilities	11	11,191	2,873
Total Current Liabilities		**14,734**	**4,972**
Long-term Liabilities			
Long-term Debt	8	173,500	130,000
Total Long-term Liabilities		**173,500**	**130,000**
Total Liabilities		**188,234**	**134,972**
Commitments and Contingencies	13	-	-
SHAREHOLDERS' EQUITY			
Common Stock, $0.01 par value; 51,200,000 shares authorized, 26,914,088 shares issued and outstanding and 16,644,496 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	12	269	166
Additional Paid-in Capital		728,851	432,682
Accumulated Deficit		(117,174)	(61,976)
Total Shareholders' Equity		**611,946**	**370,872**
Total Liabilities & Shareholders' Equity		**800,180**	**505,844**

The footnotes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

All figures in USD '000, except number of shares

	Number of Shares	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Total Comprehensive Income
Balance at 12.31.03	**9,706,606**	**97**	**144,396**	**(37,635)**	**(1,150)**	**105,708**	
Net Income				40,816		40,816	40,816
Common Shares Issued, net of $0 issuance costs	3,361,232	34	112,105			112,139	
Compensation - Restricted Shares			9,252			9,252	
Unrealized Loss on Derivative Instruments					(21)	(21)	(21)
Adjustment for Losses on Derivatives Reclassified to Earnings					1,171	1,171	1,171
Dividend Paid, $4.84 per share				(47,196)		(47,196)	
Total Comprehensive Income							41,966
Balance at 12.31.04	**13,067,838**	**131**	**265,753**	**(44,015)**	**0**	**221,868**	
Net Income				46,318		46,318	46,318
Common Shares Issued, net of $11.3 million issuance costs	3,576,658	35	161,932			161,967	
Compensation - Restricted Shares			3,583			3,583	
Stock Options			1,415			1,415	
Dividend Paid, $4.21 per share				(64,279)		(64,279)	
Total Comprehensive Income							46,318
Balance at 12.31.05	**16,644,496**	**166**	**432,682**	**(61,977)**	**0**	**370,872**	
Net Income				67,393		67,393	67,393
Common Shares Issued, net of $16.5 million issuance costs	10,269,592	103	288,254			288,357	
Compensation - Restricted Shares			6,369			6,369	
Stock Options			1,545			1,545	
Dividend Paid, $5.85 per share				(122,590)		(122,590)	
Total Comprehensive Income							67,393
Balance at 12.31.06	**26,914,088**	**269**	**728,851**	**(117,174)**	**0**	**611,946**	

The footnotes are an integral part of these financial statements.

Statements of Cash Flows

All figures in USD '000

	Year Ended December 31,		
	2006	**2005**	**2004**
Cash Flows from Operating Activities			
Net Income	67,393	46,317	40,816
Reconciliation of Net Income to Net Cash from Operating Activities			
Depreciation Expense	29,254	17,529	6,918
Amortization of Prepaid Finance Costs	402	718	113
Compensation - Restricted Shares & Stock Options	7,914	4,998	9,252
Changes in Operating Assets and Liabilities:			
Accounts Receivables	6,140	(15,019)	3,603
Accounts Payable and Accrued Liabilities	9,763	2,545	1,011
Prepaid and Other Assets	(8,332)	(1,667)	(182)
Deferred Revenue	0	(749)	1,286
Voyages in Progress	(5,407)	(2,446)	0
Other Long-term Assets	(514)	(1,171)	0
Net Cash Provided by Operating Activities	**106,613**	**51,056**	**62,817**
Cash Flows from Investing Activities			
Investment in Vessels	(317,800)	(294,161)	(66,137)
Net Cash Used in Investing Activities	**(317,800)**	**(294,161)**	**(66,137)**
Cash Flows from Financing Activities			
Proceeds from Issuance of Common Stock	288,357	161,967	112,138
Proceeds from Use of Credit Facility	274,500	135,000	96,000
Repayments on Credit Facility	(231,000)	(5,000)	(126,000)
Credit Facility Costs	(591)	(1,075)	(1,456)
Dividends Paid	(122,590)	(64,279)	(47,196)
Net Cash Provided by Financing Activities	**208,676**	**226,613**	**33,486**
Net (Decrease) Increase in Cash and Cash Equivalents	**(2, 511)**	**(16,492)**	**30,166**
Beginning Cash and Cash Equivalents	**14,240**	**30,732**	**566**
Ending Cash and Cash Equivalents	**11,729**	**14,240**	**30,732**
Cash Paid for Interest	5,499	916	1,774

The footnotes are an integral part of these financial statements.

(All amounts in USD '000 except where noted)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Nordic American Tanker Shipping Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company owns and operates crude oil tankers. The Company trades under the symbol "NAT" on the New York Stock Exchange.

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: Preparation of financial statements in accordance with US GAAP necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts. The affects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Inventories: Inventories, which comprise principally of bunker fuel, are stated at cost which is determined on a first-in, first-out (FIFO) basis.

Vessel and Other Property: Vessel and other property are recorded at cost. Depreciation is calculated based on cost less estimated salvage value and is provided over estimated useful lives of the related assets using the straight-line method. The estimated useful life of the vessels is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2006, 2005 or 2004.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of 8 years. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, and accounts payable approximate carrying value because of the short-term nature of these instruments.

Deferred Financing costs: Finance costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant debt borrowings. Amortization of finance costs is included in interest expense.

Revenue and expense recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel.

Time charters under spot related terms: Revenues from time charters under spot related terms is based on a formula designed to generate earnings as if the Company had operated the vessels in the spot market on two routes, less 5% in commission to the charterer. The charterhire is payable to the Company monthly. The charterer is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs

Spot charters: Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2006 and 2005, the Company had no reserves against its due from charterers balance associated with demurrage revenues.

Pooling arrangements: Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulas used to allocate net pool revenues vary among different pools, but generally, revenues are allocated to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect each vessels' differing capacities and performance capabilities. The pool managers are responsible for collecting voyage revenue, paying voyage expenses and distribute net pool revenues to the participants.

Based on the guidance from Emerging Issuance Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), earnings generated from pools in which the Company is the principal of its vessels activities are recorded based on gross method. Earnings generated from pools in which the Company is not regarded as the principal of the vessels activities are recorded per the net method.

The Company accounts for the net pool revenues allocated by these pools as "Voyage Revenue" in its statements of operations.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lube oils and communication expenses. These expenses are recognized when incurred.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards ("SFAS") No. 131 "Segments of an Enterprise and Related Information." The Company has only one type of vessel – Suezmax crude oil tankers – operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Geographical Segment: The Company currently operates nine of its vessels in spot market pools with other vessels that are not owned by us. The pools are managed by third party pool administrators. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The pool vessels are operated in the spot market by the pool administrators. As a significant portion of the Company's vessels are operated in pools, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader.

Derivative instruments: The Company did not hold any derivative instruments at December 31, 2006 or 2005.

Share-Based Compensation: Effective December 31, 2005, the Company adopted SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, "Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under the Company's equity plan, the adoption of SFAS No. 123(R) did not have a significant impact on the Company's financial position or results of operations. See to Note 7 for additional information.

Earnings per Share: SFAS No. 128 "Earnings Per Share " requires earnings per share ("EPS") to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

The Company's average stock price during 2006 was above the average exercise price of the option and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring stocks at the average 2006 stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the calculation of diluted earnings per share. The average number of potentially dilutive options was 320,000 for the year ended December 31, 2006, and 295,000 for the year ended December 31, 2005, respectively. There were no outstanding options as of December 31, 2004.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims. If amounts become uncollectible, they will be charged to operations when that determination is made.

Interest Rate Risk: The Company is exposed to interest rate risk for its debt borrowed under the New Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2006 and has not entered into any such arrangements in 2006.

Foreign Currency Risk: The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and the majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. The Company considers currency risk to be insignificant.

Income taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Recent Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006. The Company is currently assessing the impact of adopting FIN 48 on the financial condition, results of operations, and cash flows of the Company

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for the Company as of December 31, 2006. There was no impact as a result of the Company's adoption of SAB 108 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. This Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, and has not yet determined the impact that its adoption will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, and has not yet determined the impact that its adoption will have on its results of operations and financial position.

2. RELATED PARTY TRANSACTIONS

The Manager, Scandic American Shipping Ltd., is jointly owned by the Chairman and Chief Executive Officer ("CEO") of the Company, Mr. Herbjørn Hansson, and a member of the Board of Directors, Mr. Andreas Ove Ugland. The Manager, under the Management Agreement, assumes commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business subject to our objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $100,000 per annum. The Manager also has a right to 2% of the Company's total outstanding shares (see Note 7 "Share-Based Compensation"). The Company recognized $1.6 million, $1.5 million and $0.3 million of total costs for services provided under the Management Agreement for the years ended December 31, 2006, 2005 and 2004, respectively. Additionally the Company recognized $6.3 million, $3.6 million, and $9.2 million in non-cash share-based compensation expense for the years ended December 31, 2006, 2005 and 2004, respectively, related to the issuance of shares to the Manager (see Note 7 "Share-Based Compensation"). The costs are included in general and administrative expenses. The balances included within accounts payable were $491,081 and $396,314 at December 31, 2006 and 2005, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, which in the past has provided and may continue to provide legal services to us. The Company recognized $97,071, $77,526 and $33,435 in costs for the years ended December 31, 2006, 2005 and 2004, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in general and administrative expenses. There were no amounts included within accounts payable at December 31, 2006 and December 31, 2005, respectively.

3. REVENUE

For the twelve months ending December 31, 2006, the Company's only source of revenue was from the Company's twelve vessels. The table below provides the current employment of the vessels.

Vessel name	Employment	Charterer*/ Commercial Operator
Gulf Scandic	Bareboat	Gulf Navigation*
Nordic Hawk	Spot / TC[(1)]	BP Shipping*
Nordic Hunter	Spot / TC[(1)]	BP Shipping*
Nordic Freedom	Spot	Teekay Shipping
Nordic Fighter	Spot	Frontline
Nordic Discovery	Spot	Frontline
Nordic Apollo	Spot	Frontline
Nordic Saturn	Spot	Gemini Tankers
Nordic Jupiter	Spot	Gemini Tankers
Nordic Voyager	Spot	Stena Bulk
Nordic Cosmos	Spot	Stena Bulk
Nordic Moon	Spot	Stena Bulk

[(1)] Spot/TC = Time Charter on spot market related terms.

One customer accounted for 23%, 37%, and 97% of the Company's revenues during the year ended December 31, 2006, 2005 and 2004, respectively.

Five customers accounted for 23%, 22 %, 21%, 18%, 16% and 27%, 24%, 21%, 15%, 14% of the accounts receivable balance for the year ended December 31, 2006 and December 31, 2005, respectively.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

All figures in USD '000	2006	2005
Bunkers and lubricants inventory	5,110	2,136
Other current assets – Managers	3,247	56
Prepaid expenses – Managers	1,716	345
Other	1,406	610
Total as per December 31,	**11,479**	**3,147**

The line items "Other current assets – Managers" and "Prepaid expenses – Managers" relate to assets held and prepaid expenses incurred by our technical and commercial managers at our risk.

5. GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD '000	2006	2005	2004
Management fee	100	100	175
Directors and officers insurance	116	121	113
Salary and wages	1,022	635	165
Audit, legal and consultants	1,171	679	588
Outsourced administrative services	1,564	1,461	313
Compensation – restricted shares	6,369	3,583	9,252
2004 Stock Incentive Plan	1,545	1,415	0
Other fees and expenses	864	498	245
Total as per December 31,	**12,750**	**8,492**	**10,852**

6. VESSEL AND OTHER PROPERTY

Vessel and Other Property consist of twelve modern double hull Suezmax crude oil tankers, drydocking charges and ballast tank improvements. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

All figures in USD '000	**2006**	**2005**
Acquisition Costs as per January 1 ,	531,074	236,913
Acquisitions	317,800	294,161
Acquisition Costs as per December 31,	**848,874**	**531,074**
Accumulated Depreciation as per January 1,	(67,141)	(49,612)
Depreciation	(29,254)	(17,529)
Accumulated Depreciation	**(96,396)**	**(67,141)**
Net Book Value as per December 31,	**752,478**	**463,933**

Included in the above amounts are drydocking charges and ballast tank improvements with a net book value of $3.2 million and $2.2 million as at December 31, 2006 and 2005, respectively. Depreciation expenses for drydocking and ballast tank improvements were $0.6 million and $0.2 million for the years 2006 and 2005, respectively. Accumulated depreciation for docking and ballast tank improvements were $0.8 million and $0.2 million for the year ended December 31, 2006 and December 31, 2005.

7. SHARE-BASED COMPENSATION

The Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income as part of General and Administrative expenses for those plans was $7.9 million, $5.0 million, and $9.3 million for 2006, 2005, and 2004, respectively. Unrecognized compensation cost related to the Plan is $2.5 million as at December 31, 2006. That cost is expected to be recognized over a weighted-average period of 1.49 years.

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan ("Plan"), the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. A total of 320,000 options and 16,700 restricted shares have been issued as at December 31, 2006. All stock options were issued during fiscal year 2005, while all of the restricted shares were issued during fiscal year 2006. There was no activity during fiscal year 2004.

Stock option awards were granted with an exercise price that is subject to adjustment for dividends to share holders exceeding 3% of the initial stock option exercise price. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term. There have not been any modifications to the terms of the granted awards during the year ended December 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table below. Stock options issued to non-employees are measured at each reporting date and fair value is estimated with the same model used for estimating fair value of the options granted to employees. Because the option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company's stock and other factors. Expected life of the options is estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees, the expected life is equal to the actual life of options. The Company recognizes the compensation cost for stock options issued to non-employees over the requisite service period, which is considered to be equal to the vesting period.

Stock options to employees are measured at fair value at the grant date and the compensation cost is recognized on a straight-line basis over the vesting period. The assumptions used when estimating the fair value at grant date are specified in the table below. Stock options to non-employees are measured at fair value at the balance sheet date and the assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.

	December 31, 2006		December 31, 2005	
Weighted average figures	**Employees**	**Non-employees**	**Employees**	**Non-employees**
Volatility	42.60%	40.48%	42.60%	42.08%
Dividends yield	3.0%	3.0 %	3.0%	3.0%
Expected life	3.81	8.27	3.81	9.27
Risk-free rate (range)	3.52% - 4.43%	4.70%	3.52% - 4.43%	4.53% - 4.61%

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

Options	**Options - employees**	**Options - non-employees**	**Weighted-average exercise price**
Outstanding at January 1, 2006	240,000	80,000	$35.70
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at December 31, 2006	240,000	80,000	$31.01
Exercisable at December 31, 2006	115,000	32,500	$31.01

Outstanding and exercisable stock options as at December 31, 2006 have a weighted-average remaining term of 8.09 years for employees and 8.31 years for non-employees. The exercise price for outstanding stock options as at December 31, 2006 is $31.01.

	Options - Employees	**Weighted-average grant-date fair value - Employees**	**Options - Non-employees**	**Weighted-average grant-date fair value - Non-employees**
Non-vested at January 1, 2006	185,000	$18.38	67,500	$21.75
Granted during the year	-	-	-	-
Vested during the year	(72,500)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2006	112,500	$18.64	47,500	$21.25

Restricted Shares to Employees and Non-Employees

Under the terms of the Company's 2004 Stock Incentive Plan, 16,700 shares of restricted stock were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 at a grant date fair value of $31.99 per share.

The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at the grant date and the fair value of restricted shares granted to non-employees is measured at fair value at each reporting date.

12. SHARE HOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares
Balance at December 31, 2003	51,200,000	9,706,606
Issuance of Common Shares in Follow-on Offering		3,105,000
Share-based Compensation		256,232
Balance at December 31, 2004	51,200,000	13,067,838
Issuance of Common Shares in Follow-on Offering		3,500,000
Share-based Compensation		76,658
Balance at December 31, 2005	51,200,000	16,644,496
Issuance of Common Shares in Follow-on Offering		4,297,500
Share-based Compensation		87,704
Issuance of Common Shares in Follow-on Offering		5,750,000
Share-based Compensation		117,347
Restricted Shares		16,700
Share-based Compensation		341
Balance at December 31, 2006	**51,200,000**	**26,914,088**

The total issued and outstanding shares as of December 31, 2006 were 26,914,088 shares of which 538,282 shares were restricted to the Manager and 16,700 shares were restricted to employees and non-employees as described in Note 7. The total issued and outstanding shares as of December 31, 2005 was 16,644,496 shares of which 332,890 shares were restricted as described in Note 7.

13. COMMITMENTS AND CONTINGENCIES

The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No claims have been made against the Company for the fiscal year 2006 or 2005. The Company is not a party to any legal proceedings for the year ended December 31, 2006 and December 31, 2005, respectively.

14. SUBSEQUENT EVENTS

In February 2007, the Company declared a dividend of $1.00 per share in respect of the fourth quarter of 2006 which was paid to shareholders in March 2007.

In May 2007, the Company declared a dividend of $1.24 per share in respect of the first quarter of 2007 which will be paid to shareholders in May 2007.

In May 2007, the Board of Directors decided to implement a Pension Plan for the Chairman, President & CEO. The features of such a plan are expected to be in place during the second half of 2007. The Chairman, President & CEO has no plans at all to retire from his present position.

* * * * *

Stock options to employees are measured at fair value at the grant date and the compensation cost is recognized on a straight-line basis over the vesting period. The assumptions used when estimating the fair value at grant date are specified in the table below. Stock options to non-employees are measured at fair value at the balance sheet date and the assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.

	December 31, 2006		December 31, 2005	
Weighted average figures	**Employees**	**Non-employees**	**Employees**	**Non-employees**
Volatility	42.60%	40.48%	42.60%	42.08%
Dividends yield	3.0%	3.0 %	3.0%	3.0%
Expected life	3.81	8.27	3.81	9.27
Risk-free rate (range)	3.52% - 4.43%	4.70%	3.52% - 4.43%	4.53% - 4.61%

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

Options	**Options - employees**	**Options - non-employees**	**Weighted-average exercise price**
Outstanding at January 1, 2006	240,000	80,000	$35.70
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at December 31, 2006	240,000	80,000	$31.01
Exercisable at December 31, 2006	115,000	32,500	$31.01

Outstanding and exercisable stock options as at December 31, 2006 have a weighted-average remaining term of 8.09 years for employees and 8.31 years for non-employees. The exercise price for outstanding stock options as at December 31, 2006 is $31.01.

	Options - Employees	**Weighted-average grant-date fair value - Employees**	**Options - Non-employees**	**Weighted-average grant-date fair value - Non-employees**
Non-vested at January 1, 2006	185,000	$18.38	67,500	$21.75
Granted during the year	-	-	-	-
Vested during the year	(72,500)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2006	112,500	$18.64	47,500	$21.25

Restricted Shares to Employees and Non-Employees

Under the terms of the Company's 2004 Stock Incentive Plan, 16,700 shares of restricted stock were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 at a grant date fair value of $31.99 per share.

The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at the grant date and the fair value of restricted shares granted to non-employees is measured at fair value at each reporting date.

The shares are considered restricted as the holders of the shares cannot dispose of them for a period of up to four years from issuance, as the restricted shares vest in yearly instalments during this period. The holders of the restricted shares do have ordinary shareholder rights including entitlement to dividends declared during the period and voting rights.

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. No restricted shares vested fully in 2006.

There were 9,700 restricted shares issued to employees and 7,000 restricted shares to non-employees in 2006. The compensation cost for employees and non-employees are recognized on a straight-line basis over the vesting period. The total compensation cost in 2006 related to restricted shares was $80,319.

At December 31, 2006, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2006, unrecognized compensation cost related to unvested restricted stock aggregated $470,433, which will be recognized over a weighted average period of 3.4 years.

The table below summarizes the Company's restricted stock awards as of December 31, 2006:

	Restricted shares - Employees	**Weighted-average grant-date fair value - Employees**	**Restricted shares - Non-employees**	**Weighted-average grant-date fair value - Non-employees**
Outstanding at January 1, 2006	-	-	-	-
Granted during the year	9,700	$31.99	7,000	$31.99
Vested during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Outstanding at December 31, 2006	9,700	$31.99	7,000	$31.99

Restricted Shares to Manager

Prior to December 31, 2004 the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. These restricted shares are non-transferable for three years from issuance. During 2006 the Company has issued to the Manager 205,392 shares at an average fair value of $30.62. The share-based compensation expense related to the issuance of restricted shares to the Manager of $6.3 million in 2006 was classified as general and administrative expenses.

8. LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005. The 2005 Credit Facility will mature in September 2010.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the year ended December 31, 2006 and December 31, 2005 were $0.7 million and $0.7 million, respectively.

In September 2006, the Company increased the 2005 Credit Facility to $500 million. The other material terms of the 2005 Credit Facility were not amended. The undrawn amount of this facility as of December 31, 2006 and 2005 was $326.5 million and $170 million, respectively.

Borrowings under the 2005 Credit Facility are secured by mortgages over the Company's vessels and assignment of earnings and insurance. The Company will be able to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

Accrued interest as per December 31, 2006 is $1.0 million and was paid during the first quarter of 2007.

9. INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and loan financing costs related to the $500 million 2005 Credit Facility. The $173.5 million drawn on the facility bears interest equal to LIBOR plus a margin between 0.7% and 1.2%. The loan financing costs incurred in connection with the refinancing of the previous credit facility are deferred and amortized over the term of the 2005 Credit Facility on a straight-line basis. Amortization of loan costs is included in the interest expense. The amortization of loan financing costs was for the years 2006, 2005 and 2004 $0.4 million, $0.7 million and $0.1 million respectively. Total capitalized loan financing costs are $1.9 million as per December 31, 2006 and $1.7 million as per December 31, 2005. The amortization of loan financing costs for the years 2007 to 2009 are $0.5 million per year and $0.4 million for the year 2010.

10. DEFERRED REVENUE

Deferred revenue of $0.5 million represents prepaid freight received from one of our customers prior to December 31, 2006, for services to be rendered during January 2007.

11. ACCRUED LIABILITIES

All figures in USD '000	**2006**	**2005**
Accrued Interest	1,003	1,170
Accrued Expenses	5,054	1,459
Other Current Liabilities	4,808	0
Other	326	244
Total as per December 31,	**11,191**	**2,873**

The line item Other Current Liabilities relates to liabilities incurred by our technical and commercial managers at our risk.

12. SHARE HOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares
Balance at December 31, 2003	51,200,000	9,706,606
Issuance of Common Shares in Follow-on Offering		3,105,000
Share-based Compensation		256,232
Balance at December 31, 2004	51,200,000	13,067,838
Issuance of Common Shares in Follow-on Offering		3,500,000
Share-based Compensation		76,658
Balance at December 31, 2005	51,200,000	16,644,496
Issuance of Common Shares in Follow-on Offering		4,297,500
Share-based Compensation		87,704
Issuance of Common Shares in Follow-on Offering		5,750,000
Share-based Compensation		117,347
Restricted Shares		16,700
Share-based Compensation		341
Balance at December 31, 2006	**51,200,000**	**26,914,088**

The total issued and outstanding shares as of December 31, 2006 were 26,914,088 shares of which 538,282 shares were restricted to the Manager and 16,700 shares were restricted to employees and non-employees as described in Note 7. The total issued and outstanding shares as of December 31, 2005 was 16,644,496 shares of which 332,890 shares were restricted as described in Note 7.

13. COMMITMENTS AND CONTINGENCIES

The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No claims have been made against the Company for the fiscal year 2006 or 2005. The Company is not a party to any legal proceedings for the year ended December 31, 2006 and December 31, 2005, respectively.

14. SUBSEQUENT EVENTS

In February 2007, the Company declared a dividend of $1.00 per share in respect of the fourth quarter of 2006 which was paid to shareholders in March 2007.

In May 2007, the Company declared a dividend of $1.24 per share in respect of the first quarter of 2007 which will be paid to shareholders in May 2007.

In May 2007, the Board of Directors decided to implement a Pension Plan for the Chairman, President & CEO. The features of such a plan are expected to be in place during the second half of 2007. The Chairman, President & CEO has no plans at all to retire from his present position.

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